Exhibit 17.


Feb 05, 2001


Mr. William Ponsoldt
Chairman of the Board
Glas Aire Industries Group Ltd.
729 South Federal Hwy.
Suite 307, Stuart, FL 34944
U.S.A.
Fax: (561) 220 2974



Dear Chairman.


                        RE: DIRECTOR/OFFICER OF GLAS AIRE

Be advised that the undersigned hereby resigns as a director of Glas Aire Industries Group Ltd. effective immediately. As the undersigned was terminated on September 12, 2001 from all positions with Glas Aire Industries Group Ltd. and its affiliated companies, which termination is the subject of Court proceedings, this is to conform that the undersigned is now neither an officer nor director of Glas Aire Industries Group Ltd. or any of its affiliated companies. Please make certain the appropriate regulatory and company registrar authorities are informed of this change.

Yours Truly,


/s/ Alex Y.W. Ding
------------------
Alex Y.W. Ding


CC:

J.J. McIntyre, Fax: (604) 605-4301
Henry Schlueter, Fax: (303) 296-8880